HOLDING

RECEIVED

2007 APR 12 A 10: 28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07022582

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 10 April 2007

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED

APR 17 2007

THOMSON FINANCIAL

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 03 April 2007 Press release: Hypo Real Estate Bank International AG: Successful completion of €45 million financing for CIT Group's purchase of the Centrum Biurowe Euromarket office building in Krakow, Poland

(2) 10 April 2007	Invitation to the Annual General Meeting of Hypo Real Estate Holding AG on 23 May 2007 and Agenda
(3) 10 April 2007	Press release: Hypo Real Estate Bank International AG and HSH, Nordbank AG jointly arrange and underwrite secured £150 million financing facility for the redevelopment of the site of the former London Stock Exchange, EC2

Press release

Hypo Real Estate Bank International AG: Successful completion of €45 million financing for CIT Group's purchase of the Centrum Biurowe Euromarket office building in Krakow, Poland

Munich/London, 3 April 2007: Hypo Real Estate Bank International AG, a member of Hypo Real Estate Group, announces today that it has provided CIT Group with a €45 million senior investment and development loan for the acquisition of the Centrum Biurowe Euromarket office building in Krakow, Poland. The transaction completed on 27 March 2007.

Centrum Biurowe Euromarket is a 3-storey office building of 13,000 sq m, let to tenants including BP Polska and Fortis Bank Polska, with retail accommodation at ground floor level together with open and also underground car parking spaces and architectural features include a fully glazed frontage.

The site provides potential expansion possibilities to complement the existing concrete and glazed structure. The building is located at Ofiar Katynia roundabout – the intersection of the east / west and north / south roads with good access to the city centre, airport and the A4 Motorway.

Commenting, Harin Thaker, CEO Europe of Hypo Real Estate Bank International AG, said: "We are pleased to have provided CIT Group with the financing for this, their first transaction in Poland. It joins the growing list of prestige real estate transactions that we have executed in the region and we look forward to developing this important relationship further in Central Europe."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Commenting, Martin Roberts, Managing Director of CIT Group Plc, stated: "Hypo Real Estate Bank International has an in-depth knowledge and strong presence in Central Europe and have been a very good partner for CIT in making our first acquisition in the region."

- ENDS -

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

CIT Group Plc
Established in 1995, CIT is a private equity real estate company with offices in London and the Bahamas. Be it landmark offices, shopping centres, or residential properties, CIT is not constrained by sector or geography, and invests in assets with the potential to achieve long-term value and high investor returns through active asset management and development. CIT's current principal areas of investment are a UK Fund, European investments and UK developments. Since inception, CIT has purchased a total of 73 assets in the UK, Europe, US and Far East. Together they add up to about 8.5 million sq ft of office, retail and residential space with a total value of approximately £2 billion (US $3.8 billion).

Hypo Real Estate
GROUP

Invitation to the Annual General Meeting

We invite our shareholders to attend the Annual General Meeting of Hypo Real Estate Holding AG, which will be held on Wednesday, 23 May 2007, in the ICM – International Congress Centre Munich, Am Messesee 6, 81829 Munich, Germany.
The meeting begins at 10:00 a.m., admittance from 8:30 a.m. onwards.

Hypo Real Estate Holding AG, registered office Munich, Germany
Security code numbers (WKN): 802770
ISIN: DE 000 802 770 7

This is a translation of the Invitation and Agenda to the Annual General Meeting of Hypo Real Estate Holding AG. Only the German version of this document is legally binding on Hypo Real Estate Holding AG. Every effort has been made to ensure the accuracy of this translation, which is provided to shareholders for informational purposes only. No warranty is made as to the accuracy of this translation and Hypo Real Estate Holding AG assumes no liability with respect thereto.

Agenda

1. Presentation of the adopted financial statements of Hypo Real Estate Holding AG and of the approved consolidated financial statements for the period ending 31 December 2006, the management reports for Hypo Real Estate Holding AG and for the Group as well as the reports of the Supervisory Board and the Management Board for the financial year 2006

From the moment at which the notice of the Annual General Meeting is published, the abovementioned documents are available for inspection by shareholders in the offices of

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany

and can also be ordered as a print copy (free of charge) or downloaded directly in the internet at, www.hyporealestate.com.

2. Adoption of a resolution concerning the appropriation of cumulative profits

The Supervisory Board and the Management Board propose that the cumulative profits in 2006 of € 201,632,859.59 be appropriated as follows:

Payment of a dividend of €.1.50 per no-par share for the 134,072,175 no-par shares	€ 201,108,262.50
Earnings to be carried forward to the new account	€ 524,597.09
Total of cumulative profits	€ 201,632,859.59

3. Adoption of a resolution concerning the approval of the actions of members of the Management Board for the financial year 2006

The Supervisory Board and the Management Board propose that the actions be approved.

4. Adoption of a resolution concerning the approval of the actions of members of the Supervisory Board for the financial year 2006

The Supervisory Board and the Management Board propose that the actions be approved.

5. Supplementary elections to the Supervisory Board

The Member of the Supervisory Board, Dr. Graf von Ballestrem, died on 30 September 2006. In accordance with section 104 (2) of the German Stock Corporation Act (referred to in the following as "AktG"), Dr. Frank Heintzeler was appointed as a member of the Supervisory Board through a decision of the Munich local court on 14 November 2006. In accordance with the German Corporate Governance Code Dr. Frank Heintzeler's appointment shall now be carried out by the Annual General Meeting.

With effect from 31 January 2007, Mr. Robert Mundheim stepped down from his office as a member of the Supervisory Board.

Accordingly, two members have to be elected onto the Supervisory Board by the Annual General Meeting. Pursuant to section 7 (3) of the articles of association of Hypo Real Estate Holding AG, the elections are held for the remainder of the prematurely retired members' terms of office. Presently this means that they shall be elected for the period up to the end of the Annual

General Meeting responsible for approving the actions of the members of the Supervisory Board for the financial year 2008.

The new members will be elected separately.

In accordance with section 96 (1) final alternative AktG, the Supervisory Board consists only of shareholders' representatives. The Annual General Meeting's discretion is not restricted to electing proposed candidates.

The Supervisory Board proposes that the following persons be elected onto the Supervisory Board:

a) Dr. Frank Heintzeler, Spokesman of the Management Board of Baden-Württembergische Bank AG (ret.), resident in Stuttgart, Germany

b) Thomas Quinn, Managing Director, Head of UBS Real Estate Investment Management, resident in Geneva, Switzerland

Dr. Heintzeler is currently a member of the following other supervisory boards formed according to statutory requirement or of equivalent domestic and international control bodies of commercial enterprises:
- Chairman of the Supervisory Board of Walter AG, Tübingen, Germany
- Chairman of the Advisory Board of Dr. Haas GmbH, Mannheim, Germany (Mannheimer Morgen)
- Member of the Supervisory Board of BWK GmbH Unternehmensbeteiligungsgesellschaft, Stuttgart, Germany (equity participation of Landesbank Baden-Württemberg)
- Member of the Supervisory Board of Baden-Württembergische Bank AG, Stuttgart, Germany

Mr. Quinn is currently not a member of any other supervisory boards formed according to statutory requirement or of any equivalent domestic and international control bodies of commercial enterprises.

6. Adoption of a resolution regarding the authorisation to purchase and use treasury shares in accordance with section 71 (1) no. 8 AktG

The previous Annual General Meeting authorised Hypo Real Estate Holding AG to purchase its own shares (treasury shares) subject to the terms defined in the resolution. This authorisation, which is due to expire on 8 November 2007, has so far not been utilised.

The Supervisory Board and the Management Board propose that the following resolution be adopted:

a) The Company shall be authorised to acquire treasury shares for purposes other than securities trading, provided that these shares do not account for more than 10 % of the Company's capital stock. The acquisition may be effected (i) on the stock exchange or (ii) by way of a public offer submitted to all shareholders or a public invitation to submit an offer (referred to in the following as "Purchase Offer").

In case of an acquisition effected on the stock exchange, the purchase price per share (exclusive of any ancillary costs) may not exceed or fall below the average market price of the share of Hypo Real Estate Holding AG on the Frankfurt Stock Exchange in the closing auctions in the Xetra trading system (or a comparable successor system) of the three stock exchange trading days preceding the acquisition by more than 10 %.

In case of an acquisition by way of a Purchase Offer, the offer price per share (exclusive of any ancillary costs) may not exceed or fall below the average market price of the share of Hypo Real Estate Holding AG on the Frankfurt Stock Exchange in the closing auctions in the Xetra trading system (or a comparable successor system) of the three stock exchange trading days preceding the publication of the offer by more than 20 %. If the relevant price differs considerably after the publication of the Purchase Offer, the purchase price can be adjusted. In this case, the price which is used is the average price of

the shares of Hypo Real Estate Holding AG in the closing auctions in the Xetra trading system (or a comparable successor system) of the Frankfurt Stock Exchange of the three stock exchange trading days preceding the publication of the offer.

If the volume of tendered shares exceeds the volume of the Purchase Offer, the tenders are accepted according to a certain ratio. Small lots of up to 100 tendered shares per shareholder may be accepted on a preferential basis.

The authorisation may be implemented by the Company, but also by third parties for the Company's account, once or several times, wholly or in part and for one or more purposes.

The treasury shares acquired under this authorisation and any other treasury shares previously acquired and still in the possession of the Company or attributed to it according to section 71 a et seq. AktG may not exceed 10 % of the capital stock of the Company.

b) Subject to the consent of the Supervisory Board, the treasury shares acquired under this authorisation, apart from being sold via the stock exchange or by way of an offer to all shareholders, may be used as follows, with the pre-emptive rights of shareholders being excluded:

aa) The acquired shares may be sold in return for cash if the price is not significantly lower than the market price of Company shares of the same kind at the time of the sale. In this case, the number of shares to be sold may not exceed the threshold of 10 % of the capital stock, including, as the case may be, shares newly issued under the authorisation to increase the Company's share capital subject to an exclusion of pre-emptive rights in accordance with section 186 (3) sentence 4 AktG, and options or conversion rights issued as part of bonds with options, conversion rights or conversion obligations in return for

cash contributions subject to an exclusion of pre-emptive rights in accordance with section 186 (3) sentence 4 AktG.

bb) The acquired shares may be sold in return for a non-cash consideration if sold for the purpose of acquiring companies, parts of companies, stakes in other companies or other assets. The grant of conversion or subscription rights as well as call options and the transfer of shares as part of a securities lending arrangement also constitutes a sale in this respect.

cc) The acquired shares may be used for fulfilling option or conversion rights or conversion obligations arising from convertible bonds or bonds with options, profit-participating certificates or convertible or option participating certificates issued by the Company or the Company's direct or indirect equity participations.

The aforementioned authorisations may be implemented by the Company or by third parties for the Company's account, wholly or in part, once or several times, each on its own or in a way combining two or more.

Subject to the consent of the Supervisory Board, the Management Board is also authorised to retire the treasury shares acquired under paragraph a) wholly or in part without a further resolution of the Annual General Meeting.

c) The authorisation hereby granted will automatically expire, without express provision, upon a new authorisation to acquire treasury shares according to section 71 (1) no. 8 AktG coming into force. Irrespective of that provision, the authorisation hereby granted will expire in any case on 23 November 2008.

7. Election of the auditors for the annual financial statements and the consolidated financial statements and for the audit review of the consolidated six-month financial report for the financial year 2007

The Supervisory Board proposes to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, for the financial year 2007 as the auditor

a) for the annual financial statements and the consolidated financial statements, and

b) for the audit review of the consolidated six-month financial report.

Report of the Management Board to the Annual General Meeting according to section 71 (1) no. 8 sentence 5 in conjunction with section 186 (4) sentence 2 AktG with regard to item 6 of the agenda

Corresponding resolutions have been adopted by Annual General Meetings in recent years.

a) Authorisation to acquire treasury shares

The Company shall be enabled to acquire treasury shares up to 10 % of the Company's share capital in accordance with section 71 (1) no. 8 AktG for purposes other than securities trading via the stock exchange or via a public offer or a public invitation to submit an offer.

If the shares are acquired via a public offer or a public invitation to submit an offer, shareholders are able to decide at their own discretion whether they wish to offer shares to the Company, and if so how many. If the number of shares tendered necessitates an allocation, the Company shall be able to accept small lots of up to 100 shares on a preferential basis in order to avoid fractions and small remainders when the acceptance ratio is determined, and thereby to facilitate technical processing.

Overall, the total volume of treasury shares held by the Company must not exceed 10 % of the share capital.

b) Authorisation to use treasury shares

The resale option for the treasury shares can be used to regenerate own funds.

The Company's treasury shares can be resold via the stock exchange or by way of a public offer. The shareholders receive equal treatment with both of these forms of sale.

In addition, subject to the consent of the Supervisory Board, the Management Board shall be authorised to sell the treasury shares in a way other than on the stock exchange or by way of a public offer to all shareholders, as long as the selling price does not fall materially below the market price of the Company shares at the time of the sale and thereby a dilution of the market price is avoided. The Management Board will keep any potential discount from the market price as low as possible. Under no circumstances will it exceed 5 %. This authorisation will allow the Company to offer certain volumes of Company stock to institutional investors, to attract new classes of investors, and to exploit favourable situations even when the markets are less liquid. Setting a price close to the market price will allow the shares to be sold at a high price and thus to strengthen the capital to the largest possible extent. The pre-emptive rights of shareholders therefore need to be excluded. This authorisation also ensures that, even in conjunction with the raising of the present authorised capital in return for cash contributions and in conjunction with options or conversion rights for shares issued as part of bonds with options, conversion rights or conversion obligations in return for cash contributions, not more than 10 % of the capital stock may be sold or issued by way of excluding the shareholders' pre-emptive rights relying, in both cases, on section 186 (3) sentence 4 AktG.

Furthermore, the acquired treasury shares shall allow the Company to acquire other companies, business units of other companies, stakes in other companies, or other assets, and to pay for them in shares, even if only partly. The Company is thus empowered to take advantage of attractive opportunities in the competitive market for mergers and acquisitions in a fast and flexible manner which

also protects liquidity. This as well requires the exclusion of pre-emptive rights of shareholders.

Additionally, the Company shall be able to acquire treasury shares to fulfil options, conversion rights or conversion obligations resulting from the Company's or any of its subsidiaries' issues of bonds or profit-participating certificates. This may be a cheaper alternative to using conditional capital. This also requires the exclusion of pre-emptive rights of shareholders.

Subject to the consent of the Supervisory Board, the treasury shares acquired by the Company may be retired without further resolution of the Annual General Meeting.

The proposed resolution in item 6 of the agenda shall enable the Company to adjust the Company's equity capital to business demands and to react in a flexible manner to business opportunities or demands. The shareholders' interests will be safeguarded in all aspects.

Total number of shares and voting rights

The Company's share capital of € 402,216,525.00 consists of 134,072,175 no-par shares at the time at which this Annual General Meeting is convened. The total number of voting rights is also 134,072,175.

Participation in the Annual General Meeting and exercise of voting rights

The right to attend the Annual General Meeting and to exercise the voting right is restricted to those shareholders who register their shareholding by the end of 16 May 2007, including the production of evidence of their share ownership, and who thereby request an entrance ticket. The registration must be written in German or English, and must be submitted to

Hypo Real Estate Holding AG
c/o Bayerische Hypo- und Vereinsbank AG
FMS5HV
80311 München
Fax +49 (0)89 54 00 25 19
E-Mail hauptversammlungen@hvb.de

The evidence of share ownership is to be provided by way of written certification by the custodian bank. The certification must be either in German or English. The certification has to refer to the beginning of the 21st day before the Annual General Meeting, i.e. 2 May 2007.

In order to ensure that the entrance tickets are received on time, we request that shareholders ensure that their registration and the evidence of their share ownership are submitted in good time.

Proxy for voting rights

Shareholders who do not attend the Annual General Meeting may provide for their voting rights to be exercised by proxies, e.g. banks or shareholder associations, proxies of Hypo Real Estate Holding AG who have to follow instructions, or other third parties. Together with the entrance ticket and also upon request the shareholders will be sent a form for issuing a proxy.

In addition, the shareholders can also grant proxies and give instructions to the authorised proxies of Hypo Real Estate Holding AG via the internet, using the procedure defined by Hypo Real Estate Holding AG. The entrance ticket is necessary for this purpose as well. Without explicit instructions, the proxies of Hypo Real Estate Holding AG will not exercise the shareholders voting rights.

Details of issuing proxies and instructions are described in an information sheet which is sent to shareholders together with the entrance ticket and the proxy form. This information is also available on the website www.hyporealestate.com.

Internet streaming

Shareholders of Hypo Real Estate Holding AG can follow the entire Annual General Meeting live in the internet on 23 May 2007, starting at 10:00 a.m. The entrance ticket is required also for this purpose.

Details concerning the transmission of the shareholders' meeting will be sent out together with the entrance ticket. This information can also be viewed on the web site www.hyporealestate.com.

The speeches of the Chairman of the meeting and the Chairman of the Management Board can be followed by interested parties in the internet at www.hyporealestate.com; no special access code is required for this purpose.

Applications and nominations of shareholders

Proposals to counter a proposal of the Supervisory Board and the Management Board concerning a specific item of the agenda and any nominations (sections 126, 127 AktG) have to be sent exclusively to:

Hypo Real Estate Holding AG
Group Corporate Office
Unsöldstraße 2
80538 München
Fax +49 (0)89 20 30 07-772
E-Mail hv2007@hyporealestate.com

The counter-proposals and nominations received at this address by 9 May 2007, 12:00 p.m. will be made available to the shareholders in the internet at www.hyporealestate.com without delay. Any comments of management will also be published at the same internet address.

Munich, April 2007

The Management Board

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49(0)89 203007-0
Fax +49(0)89 203007-772
www.hyporealestate.com

Press release

Hypo Real Estate Bank International AG and HSH Nordbank AG jointly arrange and underwrite secured £150 million financing facility for the redevelopment of the site of the former London Stock Exchange, EC2

Munich/London, 10 April 2007: Hypo Real Estate Bank International AG – a member of Hypo Real Estate Group - and HSH Nordbank AG, announce today the provision of a secured £150 million Loan Facility to a joint venture held by Hammerson, GE Real Estate and Bank of Ireland Private Banking. The facility is for the redevelopment of the site of the former London Stock Exchange, 125 Old Broad Street, London EC2. The transaction completed on 2 March 2007.

125 Old Broad Street, London EC2 is a major redevelopment of a landmark building in the City of London. The extending and re-cladding of the existing 40 year old, 26 storey concrete frame brings unique design challenges but the finished building, delivered to the letting market in the December 2007, will be a modern 316,000 sq.ft office complex with 17,200 of retail space..

Commenting, Harin Thaker, CEO Europe – Hypo Real Estate Bank International, said: "Hypo Real Estate Bank International is delighted to be working with HSH Nordbank to provide the financing for such a landmark redevelopment."

Commenting, Jürgen Lange, Head of International Business Origination – HSH Nordbank AG, said: "HSH is very pleased to be working with Hammerson and Hypo Real Estate Bank International to provide a flexible facility for the redevelopment of such a well known and important property in the heart of the City."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group
Hypo Real Estate Group is one of Europe's largest providers of commercial real estate financing. The Group will develop additional growth and establish the conditions necessary for a further increase in profitability by consistently developing the business model towards that of a more broadly based **asset finance house** for various asset classes. Hypo Real Estate Group has around 1230 employees (as of December 31, 2006) and consists of the non-operational, listed holding company **Hypo Real Estate Holding AG** (Munich) and three operational business entities. **Hypo Real Estate Bank International AG** (Stuttgart) and **Hypo Real Estate Bank AG** (Munich) conduct the real estate financing activities (segment **Commercial Real Estate**). **Hypo Public Finance Bank** (Dublin) combines public and infrastructure finance – eg. the financing of roads, railways, ports or airports. The Group also conducts asset management and offers innovative products which enable credit risks and services from its range of skills to be managed for or offered to third parties (segment **Asset Finance and Asset Management**). The shares of Hypo Real Estate Holding AG are listed on the Deutsche Aktienindex (DAX 30).

HSH Nordbank
HSH Nordbank AG is a strong regional bank in Northern Europe with total assets of € 190 billion. Some 4,400 of the bank's employees provide corporate and high net-worth clients around the globe with premium bank products and services. In its core region of Hamburg and Schleswig-Holstein, it is the market leader in the corporate customer segment. HSH Nordbank is an acknowledged partner of the capital markets and **international sector specialist**. Its main focus is on transportation and real estate. In fact, HSH Nordbank is the world's largest provider of ship finance and covers the entire value chain in the transportation segment. In the area of real estate, HSH Nordbank is one of the strongest banks in Germany, acting as a provider of services relating to all aspects of real estate. For more information please visit our website at www.hsh-nordbank.com.

Hammerson plc

Hammerson is a leading REIT (Real Estate Investment Trust) which operates principally in the retail sector. The group invests in, develops and manages shopping centres, retail parks and prime offices in the UK and France. Its high quality portfolio was valued at £6.7 billion at 31 December 2006 and provides a secure and growing income stream that will be enhanced as Hammerson exploits its extensive development pipeline.

END